

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2022

Matthew Nicosia
Chief Executive Officer
Vivakor, Inc.
433 Lawndale Drive
South Salt Lake City, UT 84115

Re: Vivakor, Inc.
   Amendment No. 9 to Registration Statement on Form S-1
   Filed February 9, 2022
   File No. 333-250011

Dear Mr. Nicosia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

Amendment No. 9 to Registration Statement on Form S-1

Cover Page

1.   We note your revised disclosure in response to prior comment 1 states that the bona fide estimate of the range of the maximum offering price is from $4.50 to $6.50 and the number of securities offered is 1,454,545 (after giving effect to the Reverse Stock Split), "assuming an offering price of $5.50, the midpoint of such bona fide estimated price range." Please revise your disclosure to clarify the number of shares you are offering. Refer to Item 501(b)(2) of Regulation S-K. In that regard, we note your disclosure elsewhere that this is a firm commitment offering and that you are offering 1,454,545 shares of common stock.

2.   We note you have revised your prospectus cover page to remove the number of shares that are subject to the over-allotment option. Please revise to reinsert the disclosure as to the number of shares that are subject to the over-allotment option.

The Offering, page 9

3.   We note your disclosures here and on the cover page that you expect to effect a reverse stock split effective immediately following the effective date of the registration statement. However, we also note inconsistent disclosures on the cover page and several pages elsewhere that the proposed reverse stock split is expected to occur prior to the effective date of the registration statement. Please clarify and remove inconsistent disclosures throughout the filing. If the proposed reverse stock split of the outstanding common stock is expected to occur prior to the effective date of the registration statement, please revise your historical financial statements to give retrospective effect to the stock split and have your auditors dual date their report for the impact of the stock split. Refer to ASC 505-10-S99 (SAB Topic 4:C.) for guidance.

Underwriting
Representative's Warrants, page 72

4.   We note your disclosure here that the representative's warrants will have an exercise price equal to 115% of the initial public offering price of the shares of common stock sold in this offering. However, this does not appear to be consistent with Section 1.3 of your Form of Underwriting Agreement filed as Exhibit 1.1, which states that such warrants will have an initial exercise price per share of common stock equal to 120% of the initial public offering price of the common stock sold in this offering. Similarly, we note that the Form of Representative's Warrant Agreement filed as Exhibit 4.1 references an exercise price of 120% of the public offering price per share of common stock in the offering. Please revise or advise.

Exhibits

5.   Please have counsel file a revised opinion that accurately describes the offering and the securities included on the registration statement. In this regard, we note that disclosure in the opinion that the company is filing the registration statement in connection with a Rule 415 offering by certain selling stockholders of up to 1,454,545 shares of your common stock is inconsistent with the disclosure in your registration statement that you are registering an offering by the company of 1,454,545 shares. Please also ensure that the revised opinion opines on the legality of the shares of common stock that may be issued pursuant to the underwriters' over-allotment option, and ensure that the revised opinion clearly describes the securities covered by the opinion. In that regard, the opinion refers to "Common Shares," but such term is not defined.

        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott Linsky